UNITED STATES
                         SECURITIESANDEXCHANGECOMMISION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                 Amendment No. 1
                    Under the Securities Exchange Act of 1934

        Date of Report (Date of earliest event reported): March 17, 2006


                                  TELYNX, INC.
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                                (Name of Issuer)

                            Preferred C Class Stocks
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                         (Title of Class of Securities)

                                    87972E209
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                                 (CUSIP Number)


                                  Talieh Safadi
                           13520 Rye Street, Suite 105
                             Sherman Oaks, CA 91423
                                 (310) 857-6736
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             (Name, Address and Phone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 17, 2006
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             (Date of Event which Requires Filing of this Statement)


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         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only)

                  Talieh Safadi

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         2.       Check the Appropriate Box if a Member of a Group
                  (See Instructions)

                  (a)      NA
                  (b)      NA

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         3.       SEC Use Only

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


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         4.       Source of Funds (See Instructions) IN


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         5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)   NA

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         6.       Citizenship or Place of Organization


                  USA


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NUMBER OF SHARES     7  SOLE VOTING POWER         NA
BENEFICIALLY OWNED   -----------------------------------------------------------
BY EACH REPORTING    8  SHARED VOTING POWER       49.3%
PERSON WITH          -----------------------------------------------------------
                     9  SOLE DISPOSITIVE POWER    NA
                     ----------------------------------------------------------
                     10 SHARED DISPOSITIVE POWER  49.3%
                     -----------------------------------------------------------

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         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  45,000 shares convertible to 80,000 shares

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         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)

                  NA

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         13.      Percent of Class Represented by Amount in Row (11)

                  45.0%

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         14.      Type of Reporting Person (See Instructions)

                  Individual
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

         Item 1.  Security and Issuer

         Preferred Series C Class C Shares carries 805,929 votes, and each converts to 80,000 common shares. Shares are issued by Telynx, Inc.

         Item 2.  Identity and  Background

         (a)      Talieh Safadi

         (b)      13520 Rye Street, Suite 105, Sherman Oaks, CA 91423


         (c)      Talieh Safadi is writer, producer, and filmmaker


         (d) Talieh Safadi has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors.

         (e) Talieh Safadi has not, during the past five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction.


         (f)      Safadi - US citizenship




  /s/ Talieh Safadi
  ---------------------------
  Talieh Safadi



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  March 17, 2006


  /s/ Talieh Safadi
  ---------------------------
  Name


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